DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Operations

Year ended December 31, 2020

Revenues:		
Administrative, service and distribution fees	$	22,739,256
Fees for services provided to affiliates		117,219,981
Commissions		310,405
Other income		129,118
Total revenues		140,398,760
Expenses:		
Administrative, service and distribution fees		42,181,633
Compensation and related expenses		56,120,797
Commission		8,262,696
Services provided by affiliates		19,313,896
Sales expenses		4,609,554
Travel and entertainment		853,532
Professional fees		1,117,398
Depreciation		5,344
Communications		2,712,873
Other expenses		5,091,941
Total expenses		140,269,664
Income before income taxes		129,096
Income tax expense		294,583
Net loss	$	(165,487)

See accompanying notes to financial statements.